Continental

ENERGY         CORPORATION

14001 Dallas Parkway, Suite 1200

Dallas, Texas 75240 USA

PH 1-972-934-6774 FX 1-972-934-6718

WEB: www.continentalenergy.com

EMAIL: mail@continentalenergy.com

April 25, 2005

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 04-05

Washington, D.C.20549

Via fax (202) 942-9528 and mail

RE:

Continental Energy Corporation Form 20-F for the year ended July 31, 2004

Filed January 26, 2005

File No. 0-17863

Dear Mr. Schwall,

Thank you for your letter of April 11, 2005 commenting on our fiscal year end 2004 20-F filing. We appreciate your efforts to assist us in our compliance with disclosure requirements and in overall disclosure. We would also like to express our appreciation for the kind assistance given to us by Jill Davis in our phone conversation on April 19th.

Our detailed responses to the correspondingly numbered points raised in your April 11 letter follow:

Controls and procedures

1.

Please indicate to us how you have complied with Item 15(a) of Form 20-F. Otherwise, revise your Form 20-F to indicate whether or not the disclosure controls and procedures were effective as of the end of the period covered by your annual report.

In order to comply with Item 15(a) of Form 20-F, our amended filing will contain the following statement:

ITEM 15: CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on July 31, 2004, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal control over financial reporting. There were no significant changes in the Company’s internal control over financial reporting  procedures or  in other factors that could significantly affect these controls subsequent to the date of management's last evaluation.

Exhibit 31

1.

We note the certifications you provide appear to be inconsistent with the requirements of Item 601(b)(31) of Regulation S-K. As such, it appears you may need to revise the language of paragraphs 4(a), 4(b), 4(c), 5,5(a), 5(b) and 6 of the certifications.

We have revised the certifications to be consistent with the requirements of Item 601(b)(31) of Regulation S-K. The revised Certifications are enclosed herewith as Exhibit 1.

Report of Independent Registered Public Accounting Firm

2.

We understand that your accountants are registered with the Public Company Accounting Oversight Board and are therefore required to comply with all its auditing and related professional practice standards. Note that effective for reports issued or reissued on or after May 24, 2004, the auditors’ report must refer to the “standards of the Public Company Accounting Oversight Board (United States)”. Please request that your accountants supplementally confirm, if true, that they conducted their audit in accordance with the standards of the PCAOB. Request your accountants to revise their report accordingly. Refer to PCAOB Release No. 2003-025 and Commission Releases No. 34-49707 and FR-73.

Our auditors, Staley, Okada & Partners confirm that they did conduct their audit in accordance with the standards of the PCAOB. Their amended report is attached herewith as Exhibit 2.

Financial Statements

4.

We note your election to report the cumulative results of operations from August 1, 1993 through July 31, 2004. To the extent you continue to report cumulative results, please revise your financial statements to fully comply with SFAS 7, Accounting and Reporting by Development Stage Enterprises. In this regard, in the event you elect to remove the cumulative results from your financial statements, the related reference should be removed from the auditor’s report.

We are electing to remove the cumulative results from our financial statements. Accordingly, the amended 20-F will not contain cumulative results and the amended auditor’s report (Exhibit 2) has removed the reference to cumulative results.

Engineering

5.

We note your disclosure under Reserves of 2.8 million barrels and 8.5 million barrels of proved and probable reserves, respectively, in the Bangkudulis Block. Under note 5b) of your financial statements – referring to your Bangkudulis property – you state, “Due to exploration risk and the overall uncertainty of drilling results on exploration properties the Company determined that the recoverability of the costs associated with GATB is uncertain, consequently the Company wrote down the book value of the property to $1.” Please revise your disclosure to remove these reserves or explain to us why you feel it is appropriate to report these reserves in the body of the report.

We have discussed the reserves issue you have highlighted and are revising our disclosure to remove all references to reserves from the body of the 20F report that were made pertaining to the Bangkudulis Block as indicated in Exhibit 3. Although we believe that reserves determinations made by a previous operator in the Bangkudulis Field and by our independent petroleum engineers fairly represent the reserves, we have decided to await the results of our own drilling before attributing reserves to the Bangkudulis Field.

In connection with our responses to the points raised in the April 11 letter, Continental Energy Corporation and its management acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not forclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We thank you for your review of our 20-F filing and the associated comments. We look forward to your response to this letter and to filing the amended 20-F.

Sincerely,

/s/ James D. Eger

James D. Eger

Chief Financial Officer

w/attach:

Exhibit-1 Revision to 2004 20F Certificates

Exhibit-2 Revision to 2004 20F Auditors Report

Exhibit-3 Revision to 2004 20F Reserves